UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of

the Securities Exchange Act of 1934

(Amendment No. 2)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒ Preliminary Proxy Statement

☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Under Rule 14a-12

AOL INC.
(Name of Registrant as Specified in Its Charter)

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
STARBOARD VALUE AND OPPORTUNITY S LLC
STARBOARD VALUE LP
STARBOARD VALUE GP LLC
STARBOARD PRINCIPAL CO LP
STARBOARD PRINCIPAL CO GP LLC
JEFFREY C. SMITH
MARK R. MITCHELL
PETER A. FELD
DENNIS A. MILLER
JAMES A. WARNER

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):
☒	No fee required.
☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
	(1)	Title of each class of securities to which transaction applies:

	(2)	Aggregate number of securities to which transaction applies:

	(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

	(4)	Proposed maximum aggregate value of transaction:

	(5)	Total fee paid:

☐	Fee paid previously with preliminary materials.
☐
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	(1)	Amount Previously Paid:

	(2)	Form, Schedule or Registration Statement No.:

	(3)	Filing Party:

	(4)	Date Filed:

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 26, 2012

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

___________________, 2012

Dear Fellow AOL Stockholder:

Starboard Value and Opportunity Master Fund Ltd (“Starboard V&O Fund”) and the other participants in this solicitation (collectively, “Starboard” or “we”) are the beneficial owners of an aggregate of 4,969,281 shares of common stock, par value $0.01 per share (the “Common Stock”) of AOL Inc., a Delaware corporation (“AOL” or the “Company”), representing approximately 5.3% of the outstanding shares of Common Stock of the Company.  We have nominated a slate of highly qualified director candidates for election at AOL’s upcoming 2012 annual meeting of stockholders (the “Annual Meeting”).  We did so because we believe the current board of directors (the “Board”) has failed to represent the best interests of stockholders and because we believe that the individuals we have nominated are highly qualified, capable and ready to serve stockholders to help make AOL a stronger, more profitable, and ultimately more valuable company.

For those who may be unfamiliar with us, Starboard is an investment management firm that seeks to invest in undervalued and underperforming public companies.  Our approach to such investments is to actively engage and work closely with management teams and boards of directors in a constructive manner to identify and execute on opportunities to unlock value for the benefit of all stockholders. Starboard’s investment team, through its work both at Starboard and its predecessor, has established a strong track record of creating stockholder value at many public companies over the past ten years.

We are seeking your support at the Annual Meeting to elect three director candidates in order to ensure that the interests of the stockholders, the true owners of the Company, are appropriately represented in the boardroom.  These director candidates are committed to more effectively addressing the critical issues facing the Company and, if elected, will seek to ensure that management and the Board take the necessary actions to enhance value for stockholders.

While the announced sale of the patent portfolio represents a step in the right direction, we believe there are still significant opportunities to create value for AOL stockholders based on actions that are within the Company’s control.  For example, we estimate AOL’s Display business is currently losing over $500 million per year.1  We believe this is unacceptable and that the Company should take action to substantially improve the value and profitability of the Display business.  Unfortunately, to date, management and the Board have been unable to meaningfully improve profitability in the Display business and unwilling to consider alternative strategies to realize value from these assets.

1 Based on Starboard’s estimate that AOL lost over $500 million of EBITDA in CY 2011 in its Display business.  Please refer to footnote 5 on page 10 of the enclosed Proxy Statement for the methodology used by Starboard in arriving at this figure.  Starboard’s estimate is broadly in line with Barclay’s estimate of $527.4 million of EBITDA losses in 2011, as published in Barclay’s research report on April 9, 2012.

Our interests are directly aligned with the best interests of all stockholders.  We note that the current independent members of the Board directly own just 0.1% of the Company’s outstanding common stock despite substantial director compensation.  Even including Mr. Armstrong’s direct ownership of 1.7% of the outstanding shares, most of which resulted from equity grants in connection with the spin-off from Time Warner Inc., the current members of the Board collectively own only 1.8% of the outstanding shares.  This compares to our ownership of 5.3% of the outstanding shares of AOL.  In addition to the lack of stockholder representation and direct ownership on the Board, we believe AOL has poor corporate governance given the combined role of Chairman and CEO as well as certain potential conflicts of interest regarding AOL’s heavy investments in its money-losing Patch business.  We do not believe the Board is currently serving the best interests of all stockholders.

We are seeking to change a significant minority of the Board to ensure that the interests of the stockholders, the true owners of the Company, are appropriately represented in the boardroom.  The Board is currently composed of eight directors, all of whom are up for election at the Annual Meeting.   Through the attached Proxy Statement, we are soliciting proxies to elect not only our three director nominees, but also the candidates who have been nominated by the Company other than Alberto Ibargüen, Patricia Mitchell, and James Stengel.  This gives stockholders the ability to vote for the total number of directors up for election at the Annual Meeting.  The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.  There is no assurance that any of the Company’s nominees will serve as directors if our nominees are elected.  Further, since our nominees would comprise less than a majority of the Board, if elected, there can be no assurance that any actions or changes proposed by our nominees will be adopted or supported by the Board, or that any actions or changes proposed by our nominees will enhance stockholder value.  It is our hope, however, that if stockholders vote to elect our nominees at the Annual Meeting, then the Board will give serious consideration to any ideas, plans or proposals for enhancing stockholder value that one or more of our nominees may recommend to the full Board.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed GOLD proxy card today.  The attached Proxy Statement and the enclosed GOLD proxy card are first being furnished to the stockholders on or about __________, 2012.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating and returning a later dated proxy.

If you have any questions or require any assistance with your vote, please contact Okapi Partners LLC, which is assisting us, at its address and toll-free numbers listed below.

Thank you for your support.

Jeffrey C. Smith
Starboard Value and Opportunity Master Fund Ltd

If you have any questions, require assistance in voting your GOLD proxy card, or need additional copies of Starboard’s proxy materials,
please contact Okapi Partners at the phone numbers or email listed below.

OKAPI PARTNERS LLC 437 Madison Avenue, 28th Floor New York, N.Y. 10022 (212) 297-0720 Stockholders Call Toll-Free at: 877-869-0171 E-mail: info@okapipartners.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 26, 2012

2012 ANNUAL MEETING OF STOCKHOLDERS
OF
AOL INC.
_________________________

PROXY STATEMENT
OF
STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

Starboard Value and Opportunity Master Fund Ltd (“Starboard V&O Fund”), Starboard Value and Opportunity S LLC (“Starboard LLC”), Starboard Value LP (“Starboard Value LP”), Starboard Value GP LLC (“Starboard Value GP”), Starboard Principal Co LP (“Principal Co”), Starboard Principal Co GP LLC (“Principal GP”), Jeffrey C. Smith, Mark R. Mitchell, and Peter A. Feld (collectively, “Starboard” or “we”) are significant stockholders of AOL Inc., a Delaware corporation (“AOL” or the “Company”), owning approximately 5.3% of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”) of the Company.  We are seeking representation on the Board of Directors of the Company (the “Board”) because we believe that the Board could be improved with directors who have strong, relevant backgrounds and who are committed to fully exploring all opportunities to unlock stockholder value.  We are seeking your support at the annual meeting of stockholders scheduled to be held on June 14, 2012, at 9:00 a.m. (Eastern Time) at Boston University, School of Management Building, West Entrance, Metcalf Trustee Ballroom, One Silber Way, Boston, Massachusetts 02215 (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), for the following:

1.
To elect Starboard V&O Fund’s director nominees, Dennis A. Miller, Jeffrey C. Smith, and James A. Warner (each a “Nominee” and, collectively, the “Nominees”), to serve as directors of the Company to hold office until the 2013 annual meeting of stockholders and until their respective successors have been duly elected and qualified, in opposition to certain of the Company’s incumbent directors whose terms expire at the Annual Meeting ;

2.	To ratify the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for 2012;

3.	To hold an advisory vote on executive compensation (the “Say-on-Pay Proposal”);

4.	To approve the Company’s Amended and Restated AOL Inc. 2010 Stock Incentive Plan;

5.	To approve the AOL Inc. 2012 Employee Stock Purchase Plan; and

6.	To consider such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

This Proxy Statement is soliciting proxies to elect not only our three Nominees, but also the candidates who have been nominated by the Company other than Alberto Ibargüen, Patricia Mitchell, and James Stengel.  This gives stockholders who wish to vote for our Nominees the ability to vote for a full slate of eight nominees in total.

As of the date hereof, the members of Starboard and the Nominees collectively own 4,969,281 shares of Common Stock.  We intend to vote such shares of Common Stock FOR the election of the Nominees, FOR the ratification of Ernst & Young LLP as the Company’s independent registered public accounting firm for 2012, AGAINST the approval of the Say-on-Pay Proposal, AGAINST the approval the Company’s Amended and Restated AOL Inc. 2010 Stock Incentive Plan and ABSTAIN on the approval of the AOL Inc. 2012 Employee Stock Purchase Plan, as described herein.

The Company has set the close of business on April 18, 2012 as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”).  The mailing address of the principal executive offices of the Company is 770 Broadway, New York, New York 10003.  Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  According to the Company, as of the Record Date, there were 93,451,510 shares of Common Stock outstanding.

THIS SOLICITATION IS BEING MADE BY STARBOARD AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.  WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT.  SHOULD OTHER MATTERS, WHICH STARBOARD IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN OUR DISCRETION.

STARBOARD URGES YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our GOLD proxy card are available at
http://www.myproxyonline.com/aol

IMPORTANT

Your vote is important, no matter how few shares of Common Stock you own.  Starboard urges you to sign, date, and return the enclosed GOLD proxy card today to vote FOR the election of the Nominees.

•
If your shares of Common Stock are registered in your own name, please sign and date the enclosed GOLD proxy card and return it to Starboard, c/o Okapi Partners LLC (“Okapi Partners”) in the enclosed postage-paid envelope today.

•
If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a GOLD voting form, are being forwarded to you by your broker or bank.  As a beneficial owner, you must instruct your broker, trustee or other representative how to vote.  Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

•
Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company.  Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us.  Remember, you can vote for our Nominees only on our GOLD proxy card.  So please make certain that the latest dated proxy card you return is the GOLD proxy card.

OKAPI PARTNERS LLC 437 Madison Avenue, 28th Floor New York, N.Y. 10022 (212) 297-0720 Stockholders Call Toll-Free at: 877-869-0171 E-mail: info@okapipartners.com

Background to the Solicitation

The following is a chronology of events leading up to this proxy solicitation.  We are disappointed that the Board has thus far been unwilling to engage with us in a constructive manner and appears to be closed-minded to considering alternative strategies to maximize value for stockholders.  We are also disappointed that we have been unable to date to reach an amicable resolution relating to the composition of the Board:

•
On December 21, 2011, Starboard Value LP delivered a letter to Tim Armstrong, Chairman and CEO of the Company, and the members of the Board stating, among other things, Starboard’s belief that based on its detailed research and analysis, AOL is deeply undervalued and that substantial and actionable opportunities exist to significantly enhance stockholder value.  Starboard expressed its belief that this valuation discrepancy is primarily due to the Company’s massive operating losses in its Display business, which Starboard stated could be in excess of $500 million,1 as well as continued concern over further acquisitions and investments into money-losing growth initiatives like Patch.  Starboard urged the Board to take immediate action to address the significant concerns highlighted in its letter and stated it hoped to have an in-person meeting with the Board to more fully discuss Starboard’s views.

•
On December 21, 2011, the Company issued a statement in response to Starboard’s letter.  The Company did not address Starboard’s request for an in-person meeting with the Board to discuss Starboard’s concerns.

•
On January 13, 2012, Starboard met with Mr. Armstrong and Board member Fredric Reynolds to discuss the Company’s strategy and business fundamentals.  The meeting focused on business strategy.  At no point did the Company specifically discuss the accuracy of Starboard’s December 21, 2011 letter.

•	On January 26, 2012, Jeffrey C. Smith met with Fred Reynolds to continue their dialogue regarding the Company’s strategy, business fundamentals and corporate governance.

•
On February 7, 2012, Starboard met again with Messrs. Armstrong and Reynolds to continue their dialogue regarding the Company’s strategy and business fundamentals, including the Company’s intellectual property portfolio, and also to see if a mutually agreeable resolution could be reached regarding Board composition.  Mr. Smith stated that Starboard wanted to designate directors to the Board, including Mr. Smith himself, given the lack of direct stockholder representation on the Board.  The Company was unwilling to consider Mr. Smith’s proposal.  Instead, Mr. Reynolds told Mr. Smith that the Board would agree to nominate two new independent directors that were mutually agreeable to the Company and Starboard, but this agreement would not include any of Starboard’s proposed nominees.  Mr. Smith reiterated that Starboard wanted to have a direct representative given the lack of direct stockholder representation on the Board.

•
On February 10, 2012, and several subsequent occasions, Jeffrey C. Smith spoke with Fred Reynolds to continue their dialogue regarding Board representation.  During these discussions, the Company expressed its continued unwillingness to consider any potential amicable resolution that would involve any of Starboard’s director candidates joining the Board.

•
On February 16, 2012, Starboard filed a Schedule 13D with the Securities and Exchange Commission (the “SEC”) disclosing ownership of approximately 5.1% of the outstanding shares of Common Stock.  The current aggregate ownership of Starboard is 4,966,000 shares of Common Stock, or 5.3% of the outstanding shares of Common Stock, representing one of the largest ownership positions in the Company.

•
On February 24, 2012, Starboard V&O Fund delivered a letter to the Company nominating Ronald S. Epstein, Steven B. Fink, Dennis A. Miller, Jeffrey C. Smith and James A. Warner for election to the Board at the Annual Meeting.

    1Based on Starboard’s estimate that AOL lost over $500 million of EBITDA in CY 2011 in its Display business.  Please refer to footnote 5 on page 10 for the methodology used by Starboard in arriving at this figure.  Starboard’s estimate is broadly in line with Barclay’s estimate of $527.4 million of EBITDA losses in 2011, as published in Barclay’s research report on April 9, 2012.

•
Also on February 24, 2012, Starboard delivered a second letter to the Board stating that it was extremely disappointed that its conversations with the Company regarding the issues raised in its December 21, 2011 letter had stalled.  Starboard further stated it was troubled that the Company remained closed-minded to alternative value creation initiatives, and that the Company instead appeared solely focused on pursuing the status quo.  Starboard reiterated its belief that significant opportunities existed to unlock value based on actions within the control of management and the Board.  As one specific example, Starboard stated that AOL owned a robust portfolio of extremely valuable and foundational intellectual property that had gone unrecognized and underutilized.  Starboard also said in the letter that since its initial public involvement in AOL, multiple parties specializing in intellectual property valuation and monetization had approached Starboard, some of whom believed that (i) a significant number of large internet-related technology companies may have been infringing on these patents, and (ii) AOL’s patent portfolio could produce in excess of $1 billion of licensing income if appropriately harvested and monetized.  Starboard also stated that several of these parties had expressed severe frustration that AOL had been entirely unresponsive to their proposals regarding ways to take advantage of this underutilized asset.  Starboard said that the Company’s inaction was alarming given that many of the key patents had looming expiration dates over the next several years that could render them worthless if not immediately utilized.

Starboard also said in the letter it had identified five highly qualified director candidates and submitted the nomination letter to the Company because Starboard had grown increasingly uncomfortable with the direction of the Company and its discussions around Board composition had failed to result in a mutually agreeable resolution.

•
On March 23, 2012, Bloomberg reported that the Company had hired Evercore Partners Inc. (“Evercore”) to find a buyer for its more than 800 patents and explore other strategic options.  The Bloomberg article further stated that certain people with knowledge of the situation informed Bloomberg that private-equity firms, including Providence Equity Partners Inc., TPG Capital and Silver Lake, had approached AOL about taking the company private.

•
On March 30, 2012, Starboard delivered a letter to the Board, in which Starboard stated that it appeared, based on media reports, that AOL had retained Evercore to find a buyer for the Company’s patent portfolio and to explore other strategic alternatives.  Starboard reiterated its belief that the patent portfolio had substantial potential value and that the Company should explore the monetization of the patent portfolio with a sense of urgency due to the relatively short remaining lives of some of the material patents.  Starboard went on to say it would be encouraged by the hiring of a financial advisor, if true, and would further request that the Board evaluate any and all strategic options to maximize value for all stockholders.

Starboard stressed in the letter that in evaluating these strategic options, it was critical that the Board carefully plan and properly assess any asset sale or divestiture to ensure the most tax-efficient outcome.  As described in more detail in the letter, Starboard urged the Company to review its portfolio of high tax basis assets and explore opportunities to divest such assets in order to offset the potential tax liability generated from any sale of its low tax basis assets, such as patents or the Access business. Starboard expressed its belief that to achieve the best result, it was crucial that management and the Board work closely with their financial, legal, and tax advisors to ensure that any divestitures were executed in the most tax-advantaged manner and that all alternatives were considered.

Further, Starboard noted in the letter that AOL had now twice reset the record date for the Annual Meeting, most recently from March 26, 2012 to April 18, 2012.  Starboard stated its belief that this had the practical implication of pushing back the date of the Annual Meeting from late May until sometime in June, at the earliest, and urged the Company to refrain from taking any actions that may cause any further delay in holding the Annual Meeting.  Starboard stated its continued belief that, during this critical juncture, management and the Board should demonstrate an open mind and willingness to allow stockholders to have a meaningful voice in the boardroom.  Starboard concluded the letter by stating it remained ready to have a constructive dialogue with the Board and continued to believe a significant opportunity exists to create value for all stockholders.

•	On March 30, 2012, AOL issued the following press statement:

We are continuing to work on the comeback of AOL and have a plan that isbeneficial for employees, customers and stockholders. We believe strongly thatall of our brands are important to our brand portfolio. We will continue to updateinvestors as we execute on our plan.

•
On March 30, 2012, AOL filed a Form 8-K with the SEC disclosing that on March 28, 2012, the Compensation Committee approved a new Employment Agreement with Mr. Armstrong providing for Mr. Armstrong to continue to serve as Chairman and Chief Executive Officer of the Company through March 28, 2016.  The Form 8-K further disclosed that on March 28, 2012, the Compensation Committee approved certain award grants to Mr. Armstrong, including (i) a non-qualified option with a ten-year term to purchase shares of the Company’s Common Stock with an aggregate grant date value of $2 million at an exercise price equal to the fair market value of a share of the Company’s  Common Stock on the grant date and with vesting over a four-year period and (ii) a non-qualified option with a ten-year term to purchase shares of the Company’s Common Stock with a grant date value of $3 million at an exercise price equal to the fair market value of a share of the Common Stock on the grant date and with vesting in accordance with certain performance criteria.  Mr. Armstrong was further granted awards of performance units settled in shares of the Company’s Common Stock subject to the achievement of certain performance criteria.

•
On April 9, 2012, the Company announced that AOL had entered into a definitive agreement to sell over 800 of its patents and their related patent applications to Microsoft Corporation (the “Patent Transaction”) and to grant Microsoft a non-exclusive license to its retained patent portfolio for aggregate proceeds of $1.056 billion in cash.  Later that same day, Mr. Reynolds contacted Mr. Smith to ask whether Starboard, given the announcement of the Patent Transaction, would withdraw its nominees.  Mr. Smith responded that Starboard would not withdraw its nominees because, while the Patent Transaction was a positive first step in unlocking value for AOL stockholders, it did nothing to address the Company’s substantial ongoing operating losses in the Display business.

•
On April 10, 2012, Starboard Value issued a public letter to the Board commending the Company for taking a first meaningful step in unlocking value for AOL stockholders by entering into the Patent Transaction.  However, Starboard noted that the announced sale of the patents did little to address Starboard’s serious concerns with the Company’s poor operating performance and substantial losses in the Display business.2  Starboard further questioned why the Company only intends to return a “significant portion of the proceeds” from the patent sale to stockholders rather than the entirety of the proceeds, and expressed its concern that stockholder capital will continue to be used for poorly conceived acquisitions and investments into money-losing initiatives like Patch and other Display properties.  Starboard concluded by stating it desired nothing more than to continue to be constructive and helpful in ensuring that the best interests of all stockholders are represented on the Board.  Starboard further noted that it remained willing to engage in a constructive dialogue regarding the qualifications of our nominees and a mutually agreeable resolution on board composition.

•
Later on April 10, 2012, Mr. Smith contacted Mr. Reynolds to state that since the Company remained unwilling to consider any resolution that would involve any of Starboard’s nominees joining the Board, then Starboard, in the spirit of being as constructive and amenable as possible, might be willing to consider an alternative, potential resolution.   Mr. Smith informed Mr. Reynolds that in order for Starboard to be comfortable with any such resolution that did not involve representation on the Board, Starboard would require AOL to make the following public commitments to stockholders: (1) the Company would return all of the proceeds of the recently announced patent sale to shareholders, rather than just a “significant portion” of the proceeds; and (2) the Company would commit to specific, mutually-agreeable operating metric targets that would demonstrate meaningful improvement in profitability.  Mr. Reynolds stated that he felt Starboard’s proposal was very constructive and that he was pleased that Starboard was willing to consider such a framework for a mutually agreeable resolution of the pending proxy contest that would bring significant benefits to all shareholders.  Mr. Reynolds even expressed his willingness to get on a plane to discuss and finalize the details, and Mr. Reynolds and Mr. Smith had tentatively agreed to meet in person on Monday April 16 to get this done.  Further, Mr. Reynolds felt this framework would work well since the Board would be able to work with management to substantially improve profitability, and would not be required to accept new people into the boardroom at this time.

•
On April 11, 2012, however, Mr. Reynolds sent an email to Mr. Smith that was inconsistent with his initial position, stating that the Company is not, in fact, willing to make the commitments to stockholders that Starboard would require as part of a resolution that otherwise would not involve Starboard candidates joining the Board.  Specifically, in the email Mr. Reynolds stated the following: “For practical and legal reasons, we will not make such commitments.  AOL cannot commit to a specific profit number for any given period as it is dependent on factors beyond AOL’s control, such as the state of the general economy and the advertising market which drive revenue.”

Rather than suggest in the email an alternative framework for a settlement, Mr. Reynolds proposed that Starboard agree to terminate its efforts to elect its Nominees to the Board while the Company would only agree to publicly confirm it will (i) distribute a significant portion of the proceeds of the Patent Transaction to stockholders, something which it had already announced, and (ii) continue to reexamine its business strategies along the lines Starboard has suggested.

•
On April 13, 2012, Mr. Smith issued a private letter to Mr. Reynolds expressing Starboard’s frustration and disappointment with Mr. Reynolds’ unconstructive response given that it was in such stark contrast to their seemingly productive conversation on April 10.  Further, Mr. Smith expressed that it is common practice for publicly-traded companies to commit to forward looking guidance and that AOL itself, in fact, provides a form of forward looking guidance.  He noted that, as recently as February 1, 2012, CFO Arthur Minson commented on AOL’s quarterly earnings conference call that “… we’re comfortable with the current First Call estimates for 2012 OIBDA.”  Mr. Smith also stated that the proposal he offered on April 10, 2012, represented yet another attempt on the part of Starboard to engage constructively with AOL’s Board of Directors for the benefit of all stockholders.  Mr. Smith also noted that, despite Starboard’s continued belief that stockholder representation on the AOL Board is absolutely required, this proposal was Starboard’s attempt to identify a creative, potential solution in order to accommodate the Board’s continued and unreasonable position of not considering any director candidates recommended by Starboard, no matter how qualified.  Further, Mr. Smith noted that the Board’s closed-minded position does not square with the Company’s public statements about offering Starboard an opportunity to shape the composition of the Board.

•	On April 25, 2012, Mr. Smith and Mr. Reynolds continued their dialogue regarding a potential resolution to the proxy contest. To date, the parties have not been able to reach an amicable resolution.

2 Based on Starboard’s estimate that AOL lost over $500 million of EBITDA in CY 2011 in its Display business.  Please refer to footnote 5 on page 10 for the methodology used by Starboard in arriving at this figure.  Starboard’s estimate is broadly in line with Barclay’s estimate of $527.4 million of EBITDA losses in 2011, as published in Barclay’s research report on April 9, 2012.

REASONS FOR THE SOLICITATION

We believe that change is needed now on the AOL Board.  Therefore, we are soliciting your support to elect our Nominees at the Annual Meeting.  We believe our Nominees would bring significant and relevant experience, new insight and fresh perspectives to the Board.  If elected, our Nominees are committed to working constructively with the other members of the Board and using their experience to help effect more prudent and thoughtful decision making, thus helping management to reverse the recent significant underperformance and execute a successful strategic plan for AOL for the benefit of all stockholders.  However, since the Nominees would comprise less than a majority of the Board, if elected, there can be no assurance that any actions or changes proposed by the Nominees will be adopted or supported by the Board, or that any actions or changes proposed by the Nominees will enhance stockholder value if adopted by the Board.  It is our hope, however, that if stockholders vote to elect our Nominees at the Annual Meeting, then the Board will give serious consideration to any ideas, plans or proposals for enhancing stockholder value that one or more of the Nominees may recommend to the full Board.

We believe AOL is deeply undervalued and that the current Board has not taken the necessary steps to adequately address the serious issues facing the Company:

•	AOL’s stock price has historically underperformed, both relatively and absolutely;

•
AOL’s market value does not reflect the value of the sum-of-its parts.  AOL’s Access and Search businesses generate substantial cash flow and should be valued based on the net present value of their future cash flows.  On the other hand, the Display business, including Patch, generates substantial losses, 3 offsetting profits from Access and Search and negatively impacting AOL’s market value.  However, AOL’s display business generates substantial web traffic, unique visitors, and page views, which should be quite valuable but is not currently reflected in AOL’s market value;

•
AOL has sustained and continues to generate massive operating losses in its Display business3 and continues to invest heavily in Patch, which has yet to demonstrate a proven and successful business model.  Given the size and scale of AOL’s Display business, action should be taken to dramatically improve profitability or explore other alternatives for these businesses;

•	AOL appears to be closed-minded to considering alternatives to the status quo in its Display business instead of evaluating any and all opportunities to create value for stockholders;

•
AOL maintains certain questionable corporate governance practices, including a combined Chairman and CEO role, as well as questionable executive compensation practices and potential conflicts of interests.

If elected at the Annual Meeting, the Nominees will, subject to their fiduciary duties as directors, endeavor to work with the other members of the Board to address the substantial valuation discrepancy between the intrinsic value of the Company’s businesses and its current enterprise value and identify immediate actionable value creation initiatives for the Company.  We believe significant change to the composition of the Board is warranted given the strong qualifications of our Nominees and the serious issues facing the Company.

We Are Concerned with the Company’s Poor Stock Performance

We are concerned with the Company’s dismal absolute and relative stock price performance and believe this demonstrates stockholders’ strong frustration with the current performance and future direction of the Company.  As shown in the table below, as of the date of our public letter to the Board on December 21, 2011, AOL shares had severely underperformed the Russell 2000 and Industry Peer Group over almost any time period and had lost almost half of their value since AOL’s spin-off from Time Warner in late 2009.  In fact, in the twelve-month period prior to our first public letter to the Board, AOL’s stock declined by almost 43% from $24.49 to $14.04.  Further, since the first trading date as an independent, publicly-traded company following the spin-off from Time Warner Inc. on November 24, 2009, until the date of our first public letter, AOL’s stock declined 48.0% while the Russell 2000 Index and the Industry Peer Group increased by 19.1% and 22.6%, respectively.  Even after AOL’s announcement to sell a substantial portion of its intellectual property portfolio on April 9, 2012, AOL’s stock has still dramatically underperformed since its first trading date through April 24, 2012, having declined 8.9%, while the Russell 2000 Index increased 34.2% and the Industry Peer Group increased 41.0% over the same period.

3   Based on Starboard’s estimate that AOL lost over $500 million of EBITDA in CY 2011 in its Display business.  Please refer to footnote 5 on page 10 for the methodology used by Starboard in arriving at this figure.  Starboard’s estimate is broadly in line with Barclay’s estimate of $527.4 million of EBITDA losses in 2011, as published in Barclay’s research report on April 9, 2012.

AOL’s Market Value Does Not Reflect the Value of the Sum-of-its Parts

The current market value of AOL does not reflect the significant value of its operating businesses and other assets.  We believe this is due primarily to the disparate performance of the different businesses and certain unrecognized non-core assets that have been underutilized.  In fact, we believe the value of the Company’s Access business, which provides subscription-based dial-up internet access and related services, combined with its current pro forma net cash after the closing of the Patent Transaction, is approximately equivalent to the market value of the entire Company.  This implies that the market is ascribing essentially no value to AOL’s media assets, including its Advertising Network, Search business, extensive portfolio of Display properties, real estate, and remaining intellectual property portfolio.  We believe that this valuation discrepancy is primarily due to the Company’s operating losses in its Display business, as well as continued concern over further acquisitions and investments into money-losing growth initiatives like Patch.

Certain of the information in the following table has been derived from Company data, however, it should be noted that the Company does not separately report its financial results in the same manner.

While AOL’s remaining media assets are losing money as a whole, they are worth substantially more than the negative $177 million implied by the value of the Company’s Access business and net cash position.  Despite the losses, we believe the Display business has significant value. AOL’s content properties remain among the largest online content destinations.  Collectively, these content properties have more than 100 million unique visitors and more than 120 billion page views.  In fact, since 1999, the Company has spent over $2.3 billion on acquisitions.  This equates to over $24.70 per share.  Further, the value of the acquisitions excludes the Company’s Advertising Network, valuable Search agreement with Google, and other media properties such as AOL.com, AOL Mail, and AOL Instant Messenger (AIM).

As shown in the table below, excluding the Display business, we estimate that AOL’s CY 2011 EBITDA would have been approximately $933 million, implying a valuation of 1.0x enterprise value to EBITDA.  It clearly appears that stockholders are attributing negative value to AOL’s Display business given its substantial losses4 and lack of a turnaround plan.

Certain of the information in the following table has been derived from Company data, however, it should be noted that the Company does not separately report its financial results in the same manner.
.

4 Based on Starboard’s estimate that AOL lost over $500 million of EBITDA in CY 2011 in its Display business.  Please refer to footnote 5 on page 10 for the methodology used by Starboard in arriving at this figure.  Starboard’s estimate is broadly in line with Barclay’s estimate of $527.4 million of EBITDA losses in 2011, as published in Barclay’s research report on April 9, 2012.

This illustrative valuation framework does not even factor in the value of AOL’s substantial Net Operating Losses (“NOLs”), the remaining intellectual property portfolio, or the Company-owned corporate campus and land in Dulles, Virginia.  The current situation is unsustainable.  The state of AOL is in flux and must be addressed to stabilize the Company, its businesses, employees, and customers, in order to position AOL for future success and value creation.

AOL has Sustained and Continues to Generate Operating Losses in its Display Business and Continues to Invest Heavily in Patch, Which has Yet to Demonstrate a Proven and Successful Business Model

While we understand that the Company’s Access business is in secular decline, we do not believe this serves as justification for continuing to pursue a money-losing growth strategy in the Display business that has repeatedly failed to meet expectations and drained corporate resources.  The Access, Search, and Advertising Network businesses continue to produce valuable cash flow that should be cherished and not wasted.  The Company’s stockholders have already suffered substantial losses due to the pursuit of the failing Display strategy and immediate action must be taken to address this issue.

If AOL’s Display business was an independent publicly-traded company, without the ability to rely on the substantial cash flow generated by AOL’s other businesses, a rational investor would not choose to invest in an online content business losing hundreds of millions of dollars per year.  We believe that the Board should consider this perspective when evaluating any and all options to address the performance of the Display business.

As shown in the table below, AOL generated $573 million in revenue yet, we believe, lost over $500 million of EBITDA in CY 2011 in its Display business.5,6  Certain of the information in the following table has been derived from Company data, however, it should be noted that the Company does not separately report its financial results in the same manner.

As shown above, we estimate based on public disclosure by AOL that Patch may account for $150 million of the losses in the Display business.  This is untenable and we believe potential options for Patch should include (1) identifying a joint venture partner to cover the future funding requirements for Patch, thereby removing any additional risk for AOL stockholders, or (2) selling or winding down Patch, as the business does not appear poised to deliver a return on the heavy upfront investment.

If Patch is losing $150 million per year, this implies the remaining Display assets may be losing in excess of $350 million, collectively, based on our estimates.  Again, this is untenable and we believe potential options for AOL’s premium content Display businesses should include (1) reducing operating expenses and improving profitability, (2) selling underperforming and/or unprofitable web properties, (3) supplementing the high-cost editorial staff with aggregated third-party content and a low-cost community of active bloggers, and/or (4) outsourcing editorial and ad sales operations to a third-party provider, as the Company has already done with Sporting News and Everyday Health.  With regard to the potential options referenced above, neither Starboard nor the Nominees have identified any joint venture partners for Patch to date or identified any potential buyers for Patch or the Company’s underperforming and/or unprofitable web properties.  We would expect that the Nominees, if elected and subject to their fiduciary duties as directors, would more fully evaluate these and other potential value-creation initiatives from their position and perspective inside the boardroom and in the context of other information and strategic plans with regard to the Company in order to determine whether to present any of these options to the full Board for consideration.

5Given that the Company discloses revenue by segment and consolidated adjusted EBITDA (referred to as “adjusted OIBDA” in Company filings), but does not disclose adjusted EBITDA by segment, we have estimated adjusted EBITDA by segment based on discussions with the Company, competitors and Wall Street research analysts.  Based on our extensive due diligence, we derived EBITDA margins of approximately 80% for the Access business, 70-75% for the Search business, 5-6% for the Advertising Network business, and 10% for the Company’s Other businesses, which include third-party fees for mobile applications, MapQuest’s business-to-business services, and ADTECH ad serving technology.  We then applied these adjusted EBITDA margin estimates to 2011 segment revenues reported by the Company to arrive at adjusted EBITDA by segment.  As a result, given that the Company discloses consolidated adjusted EBITDA, we were able to back into EBITDA contributed by the Display business, which we estimate to be a loss of $545 million.

6 For Patch, we arrived at our revenue estimates of $10 million to $15 million in 2011 by making certain assumptions based on disclosure provided by the Company on its fourth quarter 2011 earnings call on February 1, 2012. Specifically, the Company stated that: “Ending Q1 2011, there were 33 Patches that had above $2,000 per month in revenue.  Ending Q4 2011, there were 401 Patches above $2,000 per month in revenue….”  We arrived at our cost estimates for Patch of $160 million in 2011 based on the following statement by the Company’s Chief Financial Officer at the AOL Investor Day on June 16, 2011: “… we’re going to spend $160 million a year this year on Patch….”  By subtracting costs of $160 million from our revenue estimates of $10 million to $15 million, we arrived at our estimate for Patch losses of $145 million to $150 million.

As a result of the poor performance of the Company’s Display business, we believe the current market price of AOL fails to reflect the substantial value of the sum-of-its-parts.  In our view, AOL’s current market price indicates that stockholders have given up hope that the massive investment in the Display business, and even more dramatically in Patch, will generate an acceptable return on investment.  We believe stockholders are also concerned about the Company’s historic track record of capital allocation, and just as importantly, how the Company will spend its cash resources going forward.

Stockholders have reason to be concerned about capital allocation given AOL’s track record of acquisitions.  According to media reports and Wall Street research, since 2009, the Company has spent more than $600 million on acquisitions to develop its Display business.7  Prior to 2009, the Company spent approximately $1.7 billion on acquisitions, primarily for the Display business.  Collectively, AOL has spent over $2.3 billion on acquisitions since 1999.  These acquisitions have not gone well.  During 2010, AOL recorded an impairment charge of $1.4 billion related to the write-down of goodwill and intangibles from past acquisitions.

The Sale of the Patent Portfolio Represents a Step in the Right Direction, but More Can and Should Be Done to Create Value for Stockholders

On February 24, 2012, we wrote a letter to AOL highlighting its valuable intellectual property that had gone unrecognized and underutilized.  In the letter, we stated that AOL’s portfolio of more than 800 patents covered foundational Internet technologies that we believed could produce in excess of $1 billion of licensing income, and that some of the Company’s most valuable patents would expire worthless over the next one to two years if action was not taken.  On April 9, 2012, AOL announced that it had reached a deal with Microsoft to sell its patent portfolio for $1.056 billion.  This announcement is in line with our publicly announced expectations on value, and also represents a step in the right direction toward creating value for stockholders.  However, this announcement also raises serious concerns regarding capital allocation.  In the announcement, AOL stated it intends to “return a significant portion of the sale proceeds to shareholders.”  Given AOL’s already large cash balance and positive cash flow coupled with its poor track record of capital allocation and acquisitions (as stated above), we believe that AOL should instead commit to returning all of the cash to stockholders either through a special dividend or share buyback.  In addition, this announcement does not change the fact that its Display business is currently losing in our estimate over $500 million per year.  We continue to believe that immediate action must be taken to address these losses, particularly the continued investments in Patch, which is estimated to have lost $150 million alone.

7Sourced from Forbes, as cited in a Needham & Company research report published on September 6, 2011.

The Current Board Appears to be Close-Minded to Considering Alternatives to the Status Quo in the Display Business

Since our initial involvement, we have repeatedly tried to engage constructively with management and the Board regarding alternative strategies and options for AOL to enhance stockholder value.  As mentioned above, we believe that AOL’s Display business is currently losing over $500 million per year.  We believe this is unacceptable and that there are a number of actions within the control of the Company to substantially improve the value and profitability of the Display business.  Unfortunately, to date, management and the Board have been unwilling to take the steps necessary to improve the profitability in the Display business. Instead, within hours of our initial public letter on December 21, 2011 outlining the substantial losses of the Display business, the Company responded to our letter with a short press release stating:

“AOL has a clear strategy and operational plan to provide our consumers and customers with exceptional value” and that it will “continue to aggressively execute on [its] strategy.”

Several months later, on March 30, 2012 AOL stated:

“We believe strongly that all of our brands are important to our brand portfolio.”

Most recently, following the sale of AOL’s patent portfolio, the Wall Street Journal noted in an article published on April 9, 2012 that:

“Mr. Armstrong said in an interview Monday that AOL’s strategy will remain ‘the same as it has been.’”

It appears, based on the comments above, that AOL remains committed to the status quo in its Display business.  The Company has, thus far, given stockholders no reason to think otherwise.

We Question Certain of AOL’s Corporate Governance Practices

We are concerned that the roles of the Chairman and CEO are not separated and the Company has not appointed an independent Chairman of the Board.  We view an independent Chairman as better able to oversee the executives of the Company and set a pro-stockholder agenda without management, and consequently, without conflicts that an executive insider or affiliated director might face. In our view this would, in turn, lead to a more proactive and effective Board.

We believe it is particularly important for AOL to have an independent Chairman because of what we perceive to be a potential conflict of interest for Tim Armstrong, as described below:

On June 10, 2009, AOL purchased Patch, a local online news and information platform that AOL’s Chairman and CEO Tim Armstrong co-founded, for $7.0 million in cash.  At the time of closing, Mr. Armstrong held, indirectly, through Polar Capital (a private investment company which he founded), economic interests in Patch that entitled him to receive approximately 75% of the transaction consideration.  Mr. Armstrong waived his right to receive any transaction consideration in excess of his original $4.5 million investment, opting to accept only the return of his initial investment in AOL common stock.

Since the time of the acquisition of Patch, we estimate that AOL has spent approximately $235 million of stockholder capital on Patch.  For this massive investment, AOL has a business that we estimate generated between $10 million and $15 million of revenue and approximately $150 million of losses in the past twelve months.  Clearly, it appears that the investment in Patch to date has failed to yield positive results for stockholders.

Given Mr. Armstrong’s role as the co-founder of this business, we are concerned that he may be conflicted and unable to render dispassionate judgment regarding Patch that is in the best interest of all stockholders.  We believe his emotional and personal connection to Patch has clouded his judgment with regards to continuing to fund this money-losing venture.

As a result, it is critical that the full Board assumes this responsibility and carefully evaluates Patch to be sure that strategic decisions regarding this business serve the best interests of all stockholders.  We believe an independent Chairman of the Board would help to ensure that issues, such as continued investments in Patch, would be evaluated with an open-mind and with the best interests of all stockholders as the primary objective.

We are Concerned with the Board’s Lack of Sufficient Stock Ownership

Collectively, the members of the Board, other than Mr. Armstrong, directly own approximately 0.1% of the outstanding shares of Common Stock. Together with Mr. Armstrong’s direct ownership of approximately 1.7% of the outstanding shares of Common Stock8, which is in large part a result of equity grants in connection with the Company’s spin-off from Time Warner Inc. in 2009, the current members of the Board directly own a collective 1.8% of the outstanding shares of Common Stock.8  In contrast, Starboard, itself, beneficially owns an aggregate of 4,916,000 shares of Common Stock, or approximately 5.3% of the outstanding shares of Common Stock.

We believe the Board’s collective lack of a substantial vested interest in shares of AOL and the generous cash compensation paid to the outside directors may compromise the Board’s ability to properly evaluate and address the serious challenges facing the Company.

We also believe management’s ability to properly address the issues facing the Company may be compromised by the misalignment between compensation and the Company’s performance.  We share the concerns of Glass Lewis & Co., a leading proxy advisory service (“Glass Lewis”) over the poor executive compensation structure.  The Company’s long-term incentive awards are not based on performance criteria and instead vest automatically over time.  Furthermore, the Company does not utilize an objective, formula-based approach to setting long-term executive compensation levels.  Rather, the compensation committee determines equity grant amounts on a purely discretionary basis.  We believe that stockholders benefit when equity or long-term incentive awards are determined and vest on the basis of metrics with pre-established goals and are thus demonstrably linked to the performance of the Company, aligning the long-term interests of management with those of stockholders.

Our Three Nominees Have the Experience, Qualifications and Commitment Necessary to Fully Explore Available Opportunities to Unlock the Company’s Inherent Value

Our three Nominees have valuable and relevant business and financial experience that we believe will allow them to make informed, decisive decisions to explore and identify opportunities to unlock the Company’s inherent value.

8 Excludes shares subject to options that are currently exercisable or may be acquired within 60 days of April 19, 2012.

Dennis A. Miller is a consultant to Lionsgate Entertainment and has been focused primarily on investing at the intersection of media and technology.  Previously, he was a General Partner at Spark Capital, a venture fund where he invested in companies including Twitter, CNET, and AdMeld.  As a Managing Director for Constellation Ventures, he invested in companies such as Capital IQ.  Mr. Miller has also served as Executive Vice President of Lionsgate Entertainment, Executive Vice President of Sony Pictures Entertainment, and Executive Vice President of Turner Network Television.

Jeffrey C. Smith is co-Founder and CEO of Starboard Value, a New York-based investment firm that is one of the largest stockholders of AOL, owning approximately 5.3% of the outstanding shares of Common Stock.  Mr. Smith has extensive public company board experience.  Currently, he serves on the boards of Regis Corp., and SurModics Inc.  Previously, he was the Chairman of the Board of Phoenix Technologies Ltd., and a director of Zoran Corporation, Actel Corporation, S1 Corporation, and Kensey Nash Corp.  Mr. Smith also served as a member of the Management Committee for Register.com.

James Warner is the principal of Third Floor Enterprises, an advisory firm specializing in digital marketing and media.  Previously, he was Executive Vice President of Avenue A | Razorfish, and served on the executive committee of aQuantive, its parent company.  He has also served as President of Primedia Magazine Group, President of the CBS Television Network, President of CBS Enterprises, and Vice President at HBO.  Mr. Warner served as a director on the board of MediaMind Technologies Inc. until its sale to DG FastChannel, Inc. in July 2011.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board is currently composed of eight directors whose terms expire at the Annual Meeting.  We are seeking your support at the Annual Meeting to elect our three Nominees in opposition to three of the Company’s director nominees, Alberto Ibargüen, Patricia Mitchell, and James Stengel.  Your vote to elect the Nominees will have the legal effect of replacing three incumbent directors of the Company with the Nominees.  If elected, the Nominees will represent a minority of the members of the Board and therefore it is not guaranteed that they will have the ability to enhance stockholder value.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees.  The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments.  The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company are set forth above in the section entitled “Reasons for the Solicitation” and below.  This information has been furnished to us by the Nominees.  The Nominees are citizens of the United States of America.

Dennis A. Miller, age 54, has been a consultant to Lionsgate Entertainment since August 2010, and has been focused primarily on investing at the intersection of media and technology.  Previously, Mr. Miller was a General Partner at Spark Capital since its inception through 2011.  Spark Capital has invested in such companies as Twitter, Boxee, Tumblr, Square, 5min, Next New Networks, CNET, AdMeld, and Group Commerce.  From 2000 to 2005, Mr. Miller was Managing Director for Constellation Ventures, the venture arm of Bear Stearns.  There he led investments in TVONE, College Sports Network, Widevine, K12 and Capital IQ.  From 1998 until 2000, Mr. Miller served as Executive Vice President of Lionsgate Entertainment, a leading independent film and television company in the United States.  From 1995 until 1998, Mr. Miller was the Executive Vice President of Sony Pictures Entertainment, a subsidiary of Sony Corporation of America and a global motion picture, television and entertainment production and distribution company with operations in 140 countries, where he oversaw the network, cable, syndication and online businesses of the company, domestically and globally.  From 1991 to 1995, Mr. Miller was Executive Vice President of Turner Network Television.  Mr. Miller began his career in the entertainment and tax department of the law firm of Manatt, Phelps, Rothenberg and Tunney.  Mr. Miller serves on the boards of directors of Global Eagle Acquisition Corporation, Radio One Inc. and Fit Orbit.  Mr. Miller’s principal business address is 2700 Colorado Blvd, Santa Monica, California 90414.

Mr. Miller’s 10 years of experience in senior executive positions at large media and entertainment companies, as well as his 10+ years of experience investing in cable, subscription, and online businesses, qualify him, in Starboard’s view, to ably assist in the effective oversight of the Company.

Jeffrey C. Smith, age 39, has served as Managing Member, Chief Executive Officer and Chief Investment Officer of Starboard Value LP (“Starboard Value”) since its inception in February 2011.  Prior to founding Starboard Value, Mr. Smith was a Partner Managing Director of Ramius LLC, a subsidiary of Cowen Group, Inc. (“Cowen”), and the Chief Investment Officer of Ramius Value and Opportunity Master Fund Ltd. Mr. Smith was also a member of Cowen’s Operating Committee and Cowen’s Investment Committee.  Prior to joining Ramius LLC in January 1998, he served as Vice President of Strategic Development for The Fresh Juice Company, Inc. (“The Fresh Juice Company”).  Mr. Smith serves on the Board of Directors of Regis Corporation, a global leader in the hair care industry.  Mr. Smith has been a member of the Board of Directors of Surmodics, Inc., a leading provider of drug delivery and surface modification technologies to the healthcare industry, since January 2011.  Previously he served on the Board of Directors of Zoran Corporation, a leading provider of digital solutions in the digital entertainment and digital imaging market, from March 2011 until its merger with CSR plc in August 2011.  Mr. Smith was the Chairman of the Board of Phoenix Technologies Ltd., a provider of core systems software products, services and embedded technologies, from November 2009 until the sale of the company to Marlin Equity Partners in November 2010.  He also served as a director of Actel Corporation, a provider of power management solutions, from March 2009 until its sale to Microsemi Corporation in October 2010.  Mr. Smith is a former member of the Board of Directors of S1 Corporation and Kensey Nash Corp., and he served as a member of the Management Committee for Register.com, which provides internet domain name registration services. He began his career in the Mergers and Acquisitions department at Société Générale. Mr. Smith’s principal business address is c/o Starboard Value LP, 830 Third Avenue, 3rd Floor, New York, New York 10022.

As Chief Investment Officer of Starboard Value, Mr. Smith has significant experience evaluating companies from a financial, operational, and strategic perspective to identify inefficiencies and the resulting opportunities for value creation.  Starboard believes that Mr. Smith’s extensive public board experience and experience in a variety of industries together with his management experience in a variety of roles enable Mr. Smith to provide the Company with valuable financial and executive insights.

James A. Warner, age 58, has been the principal of Third Floor Enterprises, an advisory firm specializing in digital marketing and media since January 2009. Previously, Mr. Warner was with Avenue A | Razorfish  (now known as Razorfish Inc.), one of the world’s largest digital agencies and provider of digital advertising and content creation services, media buying, strategic counsel, analytics, technology and user experience, from 2000 until 2008, including as its Executive Vice President, from 2004 until 2008.  Mr. Warner also served on the executive committee of aQuantive Inc., the parent company of Avenue A | Razorfish, which was acquired by Microsoft in May 2007. Before joining Avenue A | Razorfish, Mr. Warner led the magazine division of Primedia Inc., a publicly held media company.  From 1995 until 1998, Mr. Warner was President of the CBS Television Network, and from 1989 until 1994, he served as President of CBS Enterprises, the company’s worldwide syndication and licensing business.  From 1986 to 1989, Mr. Warner was Vice President of HBO Enterprises.   Mr. Warner currently serves on the boards of directors of Healthline Networks, a healthcare  technology and information company; Invision Inc., a leading provider of advertising systems to the media industry; Merkle Inc., the largest independently-owned customer relationship marketing agency; and engage121, Inc, a communications software provider.  Mr. Warner was a director of MediaMind Technologies (NASDAQ:MDMD), a global provider of digital advertising solutions, prior to its sale to DG FastChannel, Inc. (NASDAQ:DGIT) in 2011.  Mr. Warner also advises Accordant Media, ChaChaAnswers, Criteo, Innovation Interactive, Marchex, and Metamorphic Ventures.  Mr. Warner received a B.A. with honors from Yale College and an M.B.A from the Harvard Business School.  Mr. Warner’s principal business address is 56 Prospect Avenue, Larchmont, New York 10538.

Mr. Warner’s 30+ years of experience building and leading organizations in digital media and marketing and his deep expertise in general management, business development, strategy and planning, will enable him, in Starboard’s view, to provide effective oversight of the Company.

As of the date hereof, Mr. Miller owns 2,700 shares of Common Stock.  As of the date hereof, Mr. Warner directly owns 581 shares of Common Stock.  As a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, Mr. Smith is deemed to beneficially own the 4,916,000 shares of Common Stock owned in the aggregate by Starboard.   Each of the Nominees may be deemed to be a member of the Group (as defined below) for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and accordingly may be deemed to beneficially own the shares of Common Stock owned directly by the other members of the Group.  Each of the Nominees specifically disclaims beneficial ownership of such shares of Common Stock that he does not directly own.  For information regarding purchases and sales during the past two years by the Nominees and by the members of the Group of securities of the Company that may be deemed to be beneficially owned by the Nominees, see Schedule I.

Starboard V&O Fund and certain of its affiliates have signed letter agreements, pursuant to which they agree to indemnify each of Messrs. Miller and Warner against claims arising from the solicitation of proxies from the Company stockholders in connection with the Annual Meeting and any related transactions.

Starboard V&O Fund has signed compensation letter agreements with each of Messrs. Miller and Warner, pursuant to which Starboard V&O Fund agrees to pay each of Messrs. Miller and Warner: (i) $10,000 in cash as a result of the submission by Starboard V&O Fund of its nomination of each of Messrs. Miller and Warner to the Company and (ii) $10,000 in cash upon the filing of a definitive proxy statement with the SEC by Starboard V&O Fund relating to the solicitation of proxies in favor of each of Messrs. Miller and Warner’s election as a director at the Annual Meeting.  Pursuant to the compensation letter agreements, each of Messrs. Miller and Warner has agreed to use the after-tax proceeds from such compensation to acquire securities of the Company (the “Nominee Shares”).  If elected or appointed to serve as a director of the Board, each of Messrs. Miller and Warner agrees not to sell, transfer or otherwise dispose of any Nominee shares of Common Stock within two years of his election or appointment as a director; provided, however, in the event that the Company enters into a business combination with a third party, each of Messrs. Miller and Warner may sell, transfer or exchange the Nominee shares of Common Stock in accordance with the terms of such business combination.

On February 27, 2012, Starboard V&O Fund, Starboard LLC, Starboard Value LP, Starboard Value GP, Starboard Principal Co, Principal GP, Peter A. Feld, Mark Mitchell, Ronald S. Epstein, Steven B. Fink and the Nominees (collectively the “Group”) entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Group agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company to the extent required by applicable law, (b) the Group agreed to solicit proxies or written consents for the election of the Nominees, or any other person(s) nominated by Starboard V&O Fund, to the Board at the Annual Meeting (the “Solicitation”), and (c) Starboard V&O Fund and Starboard LLC agreed to bear all expenses incurred in connection with the Group’s activities, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.

Other than as stated herein, there are no arrangements or understandings between members of Starboard and any of the Nominees or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each of the Nominees to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting.  None of the Nominees are a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

Each Nominee presently is, and if elected as a director of the Company would be, an “independent director” within the meaning of (i) applicable NYSE listing standards applicable to board composition, including Rule 5605(a)(2), and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

We do not expect that the Nominees will be unable to stand for election, but, in the event any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed GOLD proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law.  In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law.  In any such case, shares of Common Stock represented by the enclosed GOLD proxy card will be voted for such substitute nominee(s).  We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.  Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Starboard that any attempt to increase the size of the current Board constitutes an unlawful manipulation of the Company’s corporate machinery.

YOU ARE URGED TO VOTE FOR THE ELECTION OF THE NOMINEES ON THE ENCLOSED GOLD PROXY CARD.

PROPOSAL NO. 2

RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2012

As discussed in further detail in the Company’s proxy statement, the Audit and Corporate Governance Committee of the Board has selected Ernst & Young LLP to serve as the Company’s independent registered public accounting firm for the 2012 fiscal year and is proposing that stockholders ratify such appointment.  The Company is submitting the appointment of Ernst &Young LLP for ratification of the stockholders at the Annual Meeting.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE 2012 FISCAL YEAR AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

PROPOSAL NO. 3

APPROVAL OF ADVISORY VOTE ON EXECUTIVE COMPENSATION

As discussed in further detail in the Company’s proxy statement, the Company is asking stockholders to indicate their support for the compensation of the Company’s named executive officers.  This proposal, commonly known as a “say-on-pay” proposal, is not intended to address any specific item of compensation, but rather the overall compensation of the Company’s named executive officers and the philosophy, policies and practices described in the Company’s proxy statement.  Accordingly, the Company is asking stockholders to vote for the following resolution:

“RESOLVED, that the stockholders of the Company approve, on an advisory basis, the compensation of the Company’s named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis and the related compensation tables and narrative discussion in the Proxy Statement for the Annual Meeting.”

According to the Company’s proxy statement, the say-on-pay vote is advisory only and not binding on the Company, the Compensation Committee of the Board or the Board.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE APPROVAL OF THE ADVISORY VOTE ON EXECUTIVE COMPENSATION AND WE INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.

PROPOSAL NO. 4

APPROVAL OF THE AMENDED AND RESTATED AOL INC. 2010 STOCK INCENTIVE PLAN

As discussed in further detail in the Company’s proxy statement, the Company is asking the Company’s stockholders to approve the amendment and restatement of the existing AOL Inc. 2010 Stock Incentive Plan, as amended and restated, effective as of April 29, 2010 (the “Existing Plan”) that will (i) increase the maximum aggregate number of shares of Common Stock in respect of which Awards under the Stock Incentive Plan (as described in the Company’s proxy statement) may be granted under the Stock Incentive Plan by 5,200,000 shares, (ii) change the manner in which certain types of Awards under the Stock Incentive Plan count against the number of shares of Common Stock authorized for issuance under the Stock Incentive Plan, and (iii) provide that the number of shares of Common Stock underlying an Award that is settled in cash will again be available for Awards under the Stock Incentive Plan, (iv) provide additional performance criteria pursuant to which performance-based awards may be granted under the Stock Incentive Plan, (v) provide that Awards may be granted under the Stock Incentive Plan for ten years from the date the plan was first adopted by the Board, and (vi) make other clarifying and administrative amendments to the Stock Incentive Plan.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE APPROVAL OF THE AMENDED AND RESTATED AOL INC. 2010 STOCK INCENTIVE PLAN AND WE INTEND TO VOTE OUR SHARES ”AGAINST” THIS PROPOSAL.

PROPOSAL NO. 5

APPROVAL OF AOL INC. 2012 EMPLOYEE STOCK PURCHASE PLAN

As discussed in further detail in the Company’s proxy statement, the Company is asking the Company’s stockholders to approve the AOL Inc. 2012 Employee Stock Purchase Plan (the “ESPP”) that was adopted and approved by the Company’s Compensation Committee on February 22, 2012, subject to stockholder approval.

While we generally encourage employee plans that aim to align the interests of employees with the future success of the company, we note that the ESPP only provides for a ninety (90) day holding period for shares purchased by employees at below market value under the ESPP.  We do not believe that such a short holding period adequately aligns the employees’ interests with the long-term future success of the Company, which is a touchstone of such employee stock plans. Unless the Company extends the holding period to one-year or longer, we intend to vote our shares AGAINST this proposal.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE APPROVAL OF THE AOL INC. 2012 EMPLOYEE STOCK PURCHASE PLAN AND WE INTEND TO “ABSTAIN” ON THIS PROPOSAL.

VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting.  Stockholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock.  Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date.  Based on publicly available information, Starboard believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the shares of Common Stock.

Shares of Common Stock represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees, FOR the ratification of Ernst & Young LLP as the Company’s independent registered public accounting firm for 2012, AGAINST the approval of the Say-on-Pay Proposal, AGAINST the approval the Company’s Amended and Restated AOL Inc. 2010 Stock Incentive Plan and ABSTAIN on the approval of the AOL Inc. 2012 Employee Stock Purchase Plan, as described herein.

This Proxy Statement is soliciting proxies to elect not only our three Nominees, but also the candidates who have been nominated by the Company other than Alberto Ibargüen, Patricia Mitchell, and James Stengel.  This gives stockholders who wish to vote for our three Nominees and such other persons the ability to do so.  Under applicable proxy rules we are required either to solicit proxies only for our three Nominees which could result in limiting the ability of stockholders to fully exercise their voting rights with respect to the Company’s nominees, or to solicit for our three Nominees and for fewer than all of the Company’s nominees, which enables a stockholder who desires to vote for our three Nominees to also vote for those of the Company’s nominees for whom we are soliciting proxies.  The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.  There is no assurance that any of the Company’s nominees will serve as directors if our Nominees are elected.

QUORUM; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting.  For the Annual Meeting, the presence, in person or by proxy, of the holders of at least 46,725,756 shares of Common Stock, which represents a majority of the 93,451,510 shares of Common Stock outstanding as of the Record Date, will be considered a quorum allowing votes to be taken and counted for the matters before the stockholders.

Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by “broker non-votes” also are counted as present and entitled to vote for purposes of determining a quorum. However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”). Under current NYSE rules, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals to be voted on at the Annual Meeting.

If you are a stockholder of record, you must deliver your vote by mail or attend the Annual Meeting in person and vote in order to be counted in the determination of a quorum.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum.  Brokers do not have discretionary authority to vote on any of the matters to be presented at the Annual Meeting. Accordingly, unless you vote via proxy card or provide instructions to your broker, your shares of Common Stock will not count for purposes of attaining a quorum.

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ According to the Company’s proxy statement, the directors elected at the meeting will be the eight directors receiving the highest number of votes.  With respect to the election of directors, only votes cast “FOR” a nominee will be counted in the election of directors. Proxy cards specifying that votes should be withheld with respect to one or more nominees will result in those nominees receiving fewer votes but will not count as a vote against the nominees.  Neither an abstention nor a broker non-vote will count as a vote cast “for” or “against” a director nominee.  Therefore, abstentions and broker non-votes will have no direct effect on the outcome of the election of directors.

According to the Company’s proxy statement, any other proposal requires the affirmative vote of a majority of the voting power of the shares of Common Stock of the Company present in person or represented by proxy at the Annual Meeting and voting thereon. In addition, with respect to approval of the Stock Incentive Plan and approval of the ESPP, NYSE rules require that the total votes cast also represent over 50% of all shares entitled to vote on the proposal.

Stockholders may vote “FOR” or “AGAINST” or you may “ABSTAIN” from voting on each of the other proposals. Neither an abstention nor a broker non-vote will count as voting with respect to the proposal. Therefore, abstentions and broker non-votes will have no direct effect on the outcome of the proposal. If you sign and submit your GOLD proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with Starboard’s recommendations specified herein and in accordance with the discretion of the persons named on the GOLD proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation.  The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy.  The revocation may be delivered either to Starboard in care of Okapi Partners at the address set forth on the back cover of this Proxy Statement or to the Company at 770 Broadway, New York, New York 10003 or any other address provided by the Company.  Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to Starboard in care of Okapi Partners at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Common Stock.  Additionally, Okapi Partners may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Starboard.  Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Starboard V&O Fund has entered into an agreement with Okapi Partners for solicitation and advisory services in connection with this solicitation, for which Okapi Partners will receive a fee not to exceed $300,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  Okapi Partners will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  Starboard V&O Fund has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record.  Starboard V&O Fund will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  It is anticipated that Okapi Partners will employ approximately 60 persons to solicit stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by Starboard. Costs of this solicitation of proxies are currently estimated to be approximately $800,000.  Starboard estimates that through the date hereof its expenses in connection with this solicitation are approximately $175,000.  Starboard intends to seek reimbursement from the Company of all expenses it incurs in connection with this solicitation.  Starboard does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The Nominees and the members of Starboard are participants in this solicitation.  The principal business of Starboard V&O Fund, a Cayman Islands exempted company, is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance stockholder value.  Starboard LLC, a Delaware limited liability company, has been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund and of certain managed accounts (the “Starboard Value LP Accounts”) and is the manager of Starboard LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co.  Messrs. Smith, Feld and Mitchell serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

The address of the principal office of each of Starboard LLC, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Feld and Mitchell is 830 Third Avenue, 3rd Floor, New York, New York 10022.  The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.

As of the date hereof, Starboard V&O Fund owned directly 2,586,926 shares of Common Stock.  As of the date hereof, Starboard LLC owned directly 891,610 shares of Common Stock.  As of the date hereof, Starboard Value LP beneficially owned 4,966,000 shares of Common Stock (consisting of shares of Common Stock beneficially owned by Starboard V&O Fund and Starboard LLC and 1,487,464 shares of Common Stock held in the Starboard Value LP Accounts.  Starboard Value GP, as the general partner of Starboard Value LP, may be deemed to beneficially own the 4,966,000 shares of Common Stock beneficially owned by Starboard Value LP.  Principal Co, as a member of Starboard Value GP, may be deemed to beneficially own the 4,966,000 shares of Common Stock beneficially owned by Starboard Value GP.  Principal GP, as the general partner of Principal Co, may be deemed to beneficially own the 4,966,000 shares of Common Stock beneficially owned by Principal Co.  Each of Messrs. Smith, Feld and Mitchell, as a member of Principal GP and as a member of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed to beneficially own the 4,966,000 shares of Common Stock beneficially owned by Principal GP.

Each participant in this solicitation, as a member of a “group” with the other participants for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to beneficially own 4,969,281 shares of Common Stock owned in the aggregate by all of the Participants in this solicitation.  Each participant in this solicitation disclaims beneficial ownership of the shares of Common Stock he or it does not directly own.  For information regarding purchases and sales of securities of the Company during the past two years by the participants in this solicitation, see Schedule I.

The shares of Common Stock purchased by each of Starboard V&O Fund, Starboard LLC and the Starboard Value LP Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting.

There are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.  With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

OTHER MATTERS AND ADDITIONAL INFORMATION

Starboard is unaware of any other matters to be considered at the Annual Meeting.  However, should other matters, which Starboard is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed GOLD proxy card will vote on such matters in their discretion.

STOCKHOLDER PROPOSALS

Proposals of stockholders intended to be presented at the 2013 Annual Meeting must, in order to be included in the Company’s proxy statement and the form of proxy for the 2013 Annual Meeting, be mailed by certified mail return receipt requested to the Company’s Corporate Secretary at AOL Inc., 770 Broadway, New York, New York 10003 and must be received by the Company’s Corporate Secretary on or before December 26, 2012.

Under the Bylaws, any stockholder intending to present any proposal (other than a proposal made by, or at the direction of, the Board) at the 2013 Annual Meeting, must give written notice of that proposal to the Company’s Corporate Secretary not less than 90 days nor more than 120 days prior to the anniversary date of the preceding year’s annual meeting and must contain specified information concerning the matters to be brought before such meeting and concerning the stockholder proposing such matters. Therefore, to be presented at the 2013 Annual Meeting, such a proposal must be received by the Company on or after February 14, 2013 but no later than March 16, 2013. If the date of the 2013 Annual Meeting is advanced by more than 30 days, or delayed by more than 90 days, from the anniversary date of the 2012 Annual Meeting, notice must be received not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting and the 10th day following the day on which the public announcement of the date of such meeting is first made.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2013 Annual Meeting is based on information contained in the Company’s proxy statement.  The incorporation of this information in this proxy statement should not be construed as an admission by Starboard that such procedures are legal, valid or binding.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING.  THIS DISCLOSURE INCLUDES, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION.  SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

__________, 2012

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

Shares of Common Stock of Common Stock Purchased / (Sold)	Date of Purchase / Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

33,500	09/22/11
16,750	09/22/11
237,649	09/22/11
147,601	09/23/11
6,700	09/26/11
60,300	09/26/11
33,500	09/27/11
67,000	09/28/11
197,642	09/28/11
33,500	09/29/11
73,150	09/29/11
30,708	09/30/11
270,218	10/03/11
12,012	10/04/11
(67,452)	10/10/11
(175,917)	10/11/11
(60,166)	10/12/11
(101,178)	10/14/11
(67,143)	10/21/11
(67,762)	10/24/11
(67,452)	10/26/11
(45,969)	10/27/11
(2,024)	10/28/11
(140,873)	11/02/11
(33,726)	11/03/11
(33,726)	11/04/11
(75,005)	11/04/11
(15,459)	11/08/11
(10,714)	11/21/11
22,472	11/21/11
175,390	11/22/11
161,143	11/23/11
39,029	11/25/11
143,188	11/28/11
17,550	11/29/11
94,698	11/29/11
97,455	12/07/11
285,795	12/08/11

51,100	12/09/11
96,261	12/12/11
147,732	12/13/11
125,120	12/14/11
152,757	12/15/11
12,775	12/15/11
25,550	12/15/11
182,570	12/16/11
15,109	12/16/11
199,568	12/19/11
60,058	02/08/12
46,063	02/09/12
12,870	02/10/12
90,090	02/10/12
38,610	02/13/12
25,740	02/14/12
12,569	02/15/12

STARBOARD VALUE AND OPPORTUNITY S LLC

16,500	09/22/11
8,250	09/22/11
117,051	09/22/11
72,699	09/23/11
3,300	09/26/11
29,700	09/26/11
16,500	09/27/11
33,000	09/28/11
97,346	09/28/11
16,500	09/29/11
36,029	09/29/11
15,125	09/30/11
121,402	10/03/11
5,397	10/04/11
(32,548)	10/10/11
(84,885)	10/11/11
(29,032)	10/12/11
(48,822)	10/14/11
(32,398)	10/21/11
(32,697)	10/24/11
(32,548)	10/26/11
(22,182)	10/27/11
(976)	10/28/11
(67,976)	11/02/11

(16,274)	11/03/11
(16,274)	11/04/11
(36,192)	11/04/11
(7,460)	11/08/11
(5,170)	11/21/11
9,540	11/21/11
74,453	11/22/11
68,405	11/23/11
16,568	11/25/11
60,783	11/28/11
7,450	11/29/11
40,200	11/29/11
36,045	12/07/11
105,705	12/08/11
18,900	12/09/11
35,603	12/12/11
54,641	12/13/11
46,278	12/14/11
56,499	12/15/11
4,725	12/15/11
9,450	12/15/11
40,000	12/16/11
17,429	02/08/12
13,368	02/09/12
3,735	02/10/12
26,145	02/10/12
11,205	02/13/12
7,470	02/14/12
3,648	02/15/12
STARBOARD VALUE LP (Through the Starboard Value Managed Accounts)

225,000	12/01/11
50,000	12/02/11
13,827	12/06/11
57,215	12/07/11
167,785	12/08/11
30,000	12/09/11
56,514	12/12/11
86,731	12/13/11
73,457	12/14/11
89,682	12/15/11

7,500	12/15/11
15,000	12/15/11
100,000	12/15/11
107,430	12/16/11
8,891	12/16/11
50,000	12/19/11
117,432	12/19/11
5,526	02/08/12
27,509	02/08/12
8,948	02/09/12
21,099	02/09/12
2,500	02/10/12
5,895	02/10/12
17,500	02/10/12
41,265	02/10/12
7,500	02/13/12
17,685	02/13/12
5,000	02/14/12
11,790	02/14/12
3,026	02/15/12
5,757	02/15/12
50,000	04/12/12

JAMES A. WARNER

581	03/06/2012

DENNIS A. MILLER

2,700	04/04/2012

SCHEDULE II

The following table is reprinted from the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 20, 2012.

The following table provides information as of April 19, 2012 with respect to the beneficial ownership of our common stock by:

•	each person who is known by us to beneficially own more than 5% of our common stock;

•	each of our directors and director nominees;

•	each of the Named Executive Officers; and

•	all of our directors and executive officers, as a group.

Except as otherwise noted in the footnotes below, each person or entity identified in the table below, to our knowledge, has sole voting and investment power with respect to the securities they hold, other than property rights of spouses.

Percentage computations are based on 93,453,515 shares of our common stock outstanding as of April 19, 2012.

Name	Amount and Nature of Beneficial Ownership	Percentage of Class
Directors and Executive Officers:
Mr. Tim Armstrong(a)	3,814,855	4.0%
Mr. Richard Dalzell(b)	21,165	*
Ms. Karen Dykstra(b)	28,635	*
Mr. Alberto Ibargüen(b)	12,106	*
Ms. Susan Lyne(b)	21,975	*
Ms. Patricia Mitchell(b)	23,036	*
Mr. Fredric Reynolds(b)	73,165	*
Mr. James Stengel(b)	27,220	*
Mr. Arthur Minson(c)	290,072	*
Mr. Alexander Gounares(d)	175,014	*
Ms. Julie Jacobs(e)	134,685	*
All directors and executive officers as a group (12 individuals)(f)	4,621,928	5.0%
Principal Stockholders:
Dodge & Cox(g)	15,485,759	16.6%
RS Investment Management Co. LLC(h)	7,950,590	8.5%
Capital Research Global Investors(i)	7,914,104	8.5%
BlackRock, Inc.(j)	5,547,928	5.9%
The Vanguard Group, Inc.(k)	5,155,229	5.5%
Starboard Value LP(l)	4,916,000	5.3%

*	Less than 1%.

(a)
The amount includes 514,300 shares held by Armstrong Family Investments LLC, a limited liability company held solely by Mr. Armstrong and members of his immediate family. Mr. Armstrong has shared voting and investment power with respect to such shares. The amount also includes 194,857 shares issued to Polar Capital Group, LLC, in satisfaction of our obligation to return Mr. Armstrong’s original investment in Patch Media Corporation in shares of our common stock. Mr. Armstrong disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein. The amount also includes 481,300 shares held by Mr. Armstrong with respect to which Mr. Armstrong and his wife have shared voting and investment power. Includes for Mr. Armstrong 2,229,187 shares subject to options that are currently exercisable or may be acquired within 60 days of April 19, 2012.

(b)
Includes for each of Messrs. Dalzell, Reynolds and Stengel, and Ms. Dykstra, Ms. Lyne and Ms. Mitchell the following shares that are currently exercisable or may be acquired within 60 days of April 2, 2012: (i) 10,430 shares subject to options; and (ii) 7,606 shares subject to RSUs. Includes for Mr. Ibargüen 7,606 shares subject to RSUs that may be acquired within 60 days of April 19, 2012.

II-1

(c)	Includes for Mr. Minson 238,106 shares subject to options that are currently exercisable or may be acquired within 60 days of April 19, 2012.

(d)
Includes for Mr. Gounares the following shares that are currently exercisable or may be acquired within 60 days of April 19, 2012: (i) 150,045 shares subject to options; and (ii) 24,969 shares subject to RSUs. However, as a result of Mr. Gounares’ resignation on April 6, 2012, he forfeited 18,105 options and 24,969 RSUs that would have otherwise vested within 60 days of April 19, 2012.

(e)
Includes for Ms. Jacobs the following shares that are currently exercisable or may be acquired within 60 days of April 19, 2012: (i) 94,506 shares subject to options; and (ii) 36,927 shares subject to RSUs.

(f)
Includes our current directors as well as individuals listed as Executive Officers in our 2011 Form 10-K. Includes the following shares that are currently exercisable or may be acquired within 60 days of April 19, 2012: (i) 2,756,319 (not including stock options forfeited by Mr. Gounares) shares subject to options; and (ii) 115,138 shares subject to RSUs (not including RSUs forfeited by Mr. Gounares).

(g)
Beneficial ownership information is as of December 31, 2011 and is based on a Schedule 13G/A with respect to the Company’s common stock filed by Dodge & Cox with the SEC on February 10, 2012. Dodge & Cox has sole voting power over 14,660,005 shares of our common stock and sole investment power over 15,485,759 shares of our common stock. The securities reported on such Schedule 13G/A are beneficially owned by clients of Dodge & Cox, which clients may include investment companies registered under the Investment Company Act of 1940 and other managed accounts. The Schedule 13G/A also states that The Dodge & Cox Stock Fund, an investment company registered under the Investment Company Act of 1940, has an interest in 8,439,054 shares of our common stock, reported herein. The address of Dodge & Cox is 555 California Street, 40th floor, San Francisco, California 94104.

(h)
Beneficial ownership information is as of December 31, 2011 and is based on a Schedule 13G with respect to the Company’s common stock filed jointly by RS Investment Management Co. LLC (“RS Investment”), The Guardian Life Insurance Company of America (“GLICOA”) and Guardian Investor Services LLC (“GIS”) with the SEC on February 9, 2012. The securities reported on such Schedule 13G are beneficially owned by RS Investment, GLICOA and GIS. GLICOA is an insurance company and the parent company of GIS and RS Investment. GIS is a registered investment adviser, a registered broker-dealer and the parent company of RS Investment. Each entity has shared voting power over 7,882,913 shares of our common stock and has shared investment power over 7,950,590 shares of our common stock. The address of RS Investment Management Co. LLC is 388 Market Street, Suite 1700, San Francisco, California 94111. The address of The Guardian Life Insurance Company of America and Guardian Investor Services LLC is 7 Hanover Square, New York, New York 10004.

(i)
Beneficial ownership information is as of December 30, 2011 and is based solely on a Schedule 13G/A with respect to the Company’s common stock filed by Capital Research Global Investors with the SEC on February 14, 2012. Capital Research Global Investors is a division of Capital Research and Management Company (“CRMC”) and is deemed to be the beneficial owner of 7,914,104 shares of our common stock as a result of CRMC acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Capital Research Global Investors disclaims beneficial ownership of these securities. The address of Capital Research Global Investors is 333 South Hope Street, Los Angeles, California 90071.

(j)
Beneficial ownership information is as of December 30, 2011 and is based on a Schedule 13G/A with respect to the Company’s common stock filed by BlackRock, Inc. with the SEC on February 13, 2012. The securities reported on such Schedule 13G/A were acquired by the following subsidiaries of BlackRock, Inc.: BlackRock Japan Co. Ltd.; BlackRock Advisors (UK) Limited; BlackRock Institutional Trust Company, N.A.; BlackRock Fund Advisors; BlackRock Asset Management Canada Limited; BlackRock Asset Management Australia Limited; BlackRock Advisors, LLC; BlackRock Investment Management, LLC.; and BlackRock International Limited. The address of BlackRock, Inc. is 40 East 52nd Street, New York, New York 10022.

(k)
Beneficial ownership information is as of December 31, 2011 and is based on a Schedule 13G with respect to the Company’s common stock filed by The Vanguard Group, Inc. (“The Vanguard Group”) with the SEC on February 8, 2012. The Schedule 13G states that The Vanguard Group has sole investment power of 5,086,493 shares of our common stock and has sole voting power and shared investment power over 68,736 shares of our common stock. Vanguard Fiduciary Trust Company (“VFTC”), a wholly-owned subsidiary of The Vanguard Group, is the beneficial owner and directs the voting of these 68,736 shares of our common stock as a result of VFTC serving as investment manager of collective trust accounts for The Vanguard Group. The address of The Vanguard Group is 100 Vanguard Blvd, Malvern Pennsylvania 19355.

(l)
Beneficial ownership is as of April 10, 2012 and is based on a Schedule 13D/A with respect to the Company’s common stock filed jointly with the SEC on April 11, 2012 by Starboard Value and Opportunity Master Fund Ltd. (“Starboard V&O Fund”), Starboard Value and Opportunity S LLC (“Starboard LLC”), Starboard Value LP (“Starboard Value LP”), Starboard Value GP LLC (“Starboard Value GP”), Starboard Principal Co LP (“Principal Co”), Starboard Principal Co GP LLC (“Principal GP”), and Messrs. Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, Ronald S. Epstein, Steven B. Fink, Dennis A. Miller and James A. Warner. The securities reported on such Schedule 13D/A are deemed to be beneficially owned by Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Mitchell, Feld, Epstein, Fink, Miller and Warner. Starboard V&O Fund has sole voting power and sole investment power over 2,586,926 shares of our common stock reported on such Schedule 13D/A. Starboard LLC has sole voting power and sole investment power over 891,610 shares of our common stock reported on such Schedule 13D/A. 1,437,464 shares of our common stock reported on such Schedule 13D/A are held in the accounts of Starboard Value LP. Starboard Value LP, Starboard Value GP, Principal Co, and Principal GP have sole voting power and sole investment power over 4,916,000 shares of our common stock. Messrs. Smith, Mitchell and Feld have shared voting power and shared investment power over 4,916,000 shares of our common stock. Mr. Fink has sole voting and sole investment power over 560 shares of our common stock reported on such Schedule 13D/A. Mr. Epstein has sole voting and sole investment power over 850 shares of our common stock reported on such Schedule 13D/A. Mr. Warner has shared voting and shared investment power over 581 shares of our common stock reported on such Schedule 13D/A. Mr. Miller has sole voting and sole investment power over 2,700 shares of our common stock reported on such Schedule 13D/A. Each of Messrs. Fink, Epstein, Miller and Warner disclaims beneficial ownership of the shares deemed to be beneficially owned by Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Mitchell and Feld. The address of each of Starboard LLC, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP and Messrs. Smith, Mitchell and Feld is 830 Third Avenue, 3rd Floor, New York, New York 10022. The address of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands. The address of Mr. Epstein is 255 Shoreline Blvd., Suite 300, Redwood City, California 94065. The address of Mr. Fink is 3610 Serra Road, Malibu, California 90265. The address of Mr. Miller is 2700 Colorado Blvd., Santa Monica, California 90414. The address of Mr. Warner is 56 Prospect Avenue, Larchmont, New York 10538.

II-2

SCHEDULE III

IMPORTANT

Tell your Board what you think! Your vote is important.  No matter how many shares of Common Stock you own, please give Starboard your proxy FOR the election of the Nominees by taking three steps:

●	SIGNING the enclosedGOLD proxy card,

●	DATING the enclosedGOLD proxy card, and

●	MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions.  Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed GOLD voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Okapi Partners at the address set forth below.

OKAPI PARTNERS LLC 437 Madison Avenue, 28th Floor New York, N.Y. 10022 (212) 297-0720 Stockholders Call Toll-Free at: 877-869-0171 E-mail: info@okapipartners.com

GOLD PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 26, 2012

AOL INC.

2012 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

THE BOARD OF DIRECTORS OF AOL INC.
IS NOT SOLICITING THIS PROXY

P            R            O            X            Y

The undersigned appoints Jeffrey C. Smith and Peter A. Feld, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of AOL Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2012 Annual Meeting of Stockholders of the Company scheduled to be held on June 14, 2012, at 9:00 a.m. (Eastern Time) at Boston University, School of Management Building, West Entrance, Metcalf Trustee Ballroom, One Silber Way, Boston, Massachusetts 02215 (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Starboard Value and Opportunity Master Fund Ltd (“Starboard”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1 AND 2, “AGAINST” PROPOSAL 3, “AGAINST” PROPOSAL 4 AND “ABSTAIN” ON PROPOSAL 5.

This Proxy will be valid until the completion of the Annual Meeting.  This Proxy will only be valid in connection with Starboard’s solicitation of proxies for the Annual Meeting.

IMPORTANT:  PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

GOLD PROXY CARD

[X] Please mark vote as in this example

STARBOARD STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE IN FAVOR OF THE NOMINEES LISTED BELOW IN PROPOSAL 1.  STARBOARD MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSALS 2, 3, 4 AND 5.

1. Starboard’s Proposal to elect Dennis A. Miller, Jeffrey C. Smith and James A. Warner as directors of the Company.

	FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW
Nominees: Dennis A. Miller Jeffrey C. Smith James A. Warner	[ ]	[ ]	[ ] __________ __________ __________
STARBOARD INTENDS TO USE THIS PROXY TO VOTE (I) “FOR” MESSRS. MILLER, SMITH AND WARNER AND (II) “FOR” THE CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY TO SERVE AS A DIRECTOR, OTHER THAN ALBERTO IBARGÜEN, PATRICIA MITCHELL, AND JAMES STENGEL, FOR WHOM STARBOARD IS NOT SEEKING AUTHORITY TO VOTE FOR AND WILL NOT EXERCISE ANY SUCH AUTHORITY.  THE NAMES, BACKGROUNDS AND QUALIFICATIONS OF THE CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY, AND OTHER INFORMATION ABOUT THEM, CAN BE FOUND IN THE COMPANY’S PROXY STATEMENT.

THERE IS NO ASSURANCE THAT ANY OF THE CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY WILL SERVE AS DIRECTORS IF OUR NOMINEES ARE ELECTED.

NOTE: IF YOU DO NOT WISH FOR YOUR SHARES TO BE VOTED “FOR” A PARTICULAR NOMINEE, MARK THE “FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW” BOX AND WRITE THE NAME(S) OF THE NOMINEE(S) YOU DO NOT SUPPORT ON THE LINE BELOW.  YOUR SHARES WILL BE VOTED FOR THE REMAINING NOMINEE(S).  YOU MAY ALSO WITHHOLD AUTHORITY TO VOTE FOR ONE OR MORE ADDITIONAL CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY BY WRITING THE NAME(S) OF THE NOMINEE(S) BELOW.

GOLD PROXY CARD

2. The Company’s proposal to ratify the appointment of Ernst& Young LLP as the Company’s independent registered accounting firm for 2012.

☐ FOR	☐ AGAINST	☐ ABSTAIN
3.  The Company’s proposal to approve, on an advisory basis, AOL Inc.’s executive compensation.

☐ FOR	☐ AGAINST	☐ ABSTAIN

4.  The Company’s proposal to approve the Amended and Restated AOL Inc. 2010 Stock Incentive Plan

☐ FOR	☐ AGAINST	☐ ABSTAIN

5.  The Company’s proposal to approve the AOL Inc. 2012 Employee Stock Purchase Plan.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED:  ____________________________

____________________________________

(Signature)

____________________________________

(Signature, if held jointly)

____________________________________

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN.  EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.  PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.